UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mereo Biopharma Group plc

(Name of Issuer)

American Depositary Shares, each representing five Ordinary shares

(Title of Class of Securities)

589492107

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 4,082,576*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 4,082,576*

9	Aggregate amount beneficially owned by each reporting person. 4,082,576*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%**
12	Type of reporting person OO

*

Consists of 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to a warrant to purchase Ordinary Shares (the “Boxer Warrant”) issued in connection with the private placement as described in the Issuer’s press release on June 4, 2020 (the “Private Placement”).

**

Based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 4,082,576*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 4,082,576*

9	Aggregate amount beneficially owned by each reporting person. 4,082,576*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%**
12	Type of reporting person CO

*	Consists of 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.
**

Based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

CUSIP No. 589492107

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 518,805*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 518,805*

9	Aggregate amount beneficially owned by each reporting person. 518,805*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%**
12	Type of reporting person OO
*

Consists of 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to a warrant to purchase Ordinary Shares (the “MVA Warrant”) issued in connection with the Private Placement.

**

Based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 518,805*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 518,805*

9	Aggregate amount beneficially owned by each reporting person. 518,805*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%**
12	Type of reporting person IN

*

Consists of 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to a warrant to purchase Ordinary Shares (the “MVA Warrant”) issued in connection with the Private Placement.

**

Based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

CUSIP No. 589492107

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 4,082,576*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 4,082,576*

9	Aggregate amount beneficially owned by each reporting person. 4,082,576*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 3.6%**
12	Type of reporting person IN

*	Comprised of 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.
**

Based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on March 2, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis, as amended by Amendment No.1 filed on June 3, 2020 and Amendment No. 2 filed on February 16, 2021. Amendment No. 1 was an original filing for MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (“Aaron Davis” and, together with Boxer Capital, Boxer Management, Joe Lewis and MVA Investors, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a) Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to a warrant (the “Boxer Warrant”) issued in connection with the Private Placement. MVA Investors and Aaron Davis beneficially own 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to a warrant (the “MVA Warrant”) issued in connection with the Private Placement. The Reporting Persons may be deemed to beneficially own in the aggregate 23,006,910 Ordinary Shares, the equivalent of 4,601,381 ADS.

In the Private Placement, Boxer Capital received a convertible note that is convertible into 1,003,349 Ordinary Shares (the “Boxer Notes”) and MVA Investors received a convertible note that is convertible into 4,184,706 Ordinary Shares (the “MVA Notes”). The conversions of the Boxer Notes and the MVA Notes, as well as the exercises of the Boxer Warrant and the MVA Warrant, are each subject to a beneficial ownership limitation such that no conversion or exercise may occur if it would result in beneficial ownership in excess of 9.99% with respect to the holder and its affiliates.

The Boxer Notes and MVA Notes were converted to Ordinary Shares by the Reporting Persons and were subsequently sold during the year ended December 31, 2021.

Copies of the forms of Boxer Warrant, MVA Warrant, Boxer Note and MVA Note are filed herewith as exhibits and incorporated herein by reference, and any description herein of the Boxer Warrant, MVA Warrant, Boxer Note and MVA Note is qualified in its entirety by reference to the form of warrant or note, as applicable.

(b) Percent of class:

The Ordinary Shares beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent the equivalent of 3.6% of the Issuer’s outstanding ADS. The Ordinary Shares beneficially owned by MVA Investors and Aaron Davis represent the equivalent 0.5% of the Issuer’s outstanding ADS. The number of Ordinary Shares beneficially owned by the Reporting Persons in the aggregate represent the equivalent of 4.1% of the Issuer’s outstanding ADS. All percentages are based on 113,503,434 ADS outstanding, which is the sum of (i) 108,902,053 ADS outstanding as of June 30, 2021, as set forth in the Issuer’s amendment to its registration statement on Form F-3 filed with the SEC on September 27, 2021, (ii) 20,412,883 Ordinary Shares, the equivalent of 4,082,576 ADS, that Boxer Capital has the right to acquire pursuant to the Boxer Warrant and (iii) 2,594,027 Ordinary Shares, the equivalent of 518,805 ADS, that MVA Investors has the right to acquire pursuant to the MVA Warrant.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any ADS.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the equivalent of 4,082,576 ADS they beneficially own. MVA Investors and Aaron Davis have shared power to vote or to direct the vote of the equivalent of 518,805 ADS they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any ADS.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the equivalent of 4,082,576 ADS they beneficially own. MVA Investors and Aaron Davis have shared power to dispose or to direct the disposition of the equivalent of 518,805 ADS they beneficially own.

Item 5. Ownership of Five Percent or Less of a Class.

With respect to each Reporting Person:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated June 5, 2020, among the Reporting Persons, incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on June 5, 2020.

2	Form of Convertible Loan Note Instrument, dated June 3, 2020, relating to Mereo BioPharma Group PLC, incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Issuer on June 5, 2020.

3	Form of Warrant Instrument, dated June 3, 2020, relating to Mereo BioPharma Group PLC, incorporated by reference to Exhibit 10.4 to the Form 6-K filed by the Issuer on June 5, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BOXER CAPITAL, LLC

By: /s/ Aaron I. Davis
Name: Aaron I. Davis
Title: Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By: /s/ Jason Callender
Name: Jason Callender
Title: Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By: /s/ Aaron I. Davis
Name: Aaron I. Davis
Title: Chief Executive Officer

AARON I. DAVIS

/s/ Aaron I, Davis
Aaron I. Davis, Individually